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                               July 12, 2022

       Chaohui Chen
       Director and Chief Executive Officer
       uCloudlink Group Inc.
       Unit 2214-Rm1, 22/F, Mira Place Tower A
       132 Nathan Road, Tsim Sha Tsui
       Kowloon, Hong Kong

                                                        Re: uCloudlink Group
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form F-3
                                                            Filed June 29, 2022
                                                            File No. 333-257782

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

       Amendment No. 7 to Registration Statement on Form F-3

       General

   1. We note that you exclude Hong Kong and Macau from your definition of PRC or China.
                                                        Please revise to remove
these exclusions from this definition.
   2. Please clarify that all the legal and operational risks associated with being based in and having operations in
the PRC also apply to operations in Hong Kong.
 Chaohui Chen
FirstName
uCloudlinkLastNameChaohui  Chen
            Group Inc.
Comapany
July       NameuCloudlink Group Inc.
     12, 2022
July 12,
Page  2 2022 Page 2
FirstName LastName
       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Shu Du